Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2011 Q1

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Annual targets, guidance and related assumptions for 2011 are described in Section 9: Annual guidance for 2011.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an enhanced customer service experience; more active price and brand competition; the expectation that wireless entrant competitors will launch or expand services in 2011 or 2012 using advanced wireless services (AWS) spectrum or become stronger through amalgamation; industry growth rates including wireless penetration gain; actual network access line losses; subscriber additions experience for wireless, TELUS TV® and Optik High Speed™ Internet services; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs, smartphone sales and subsidy levels; variability in TELUS TV subscriber loading and retention volumes, costs of acquisition and retention; and risk from increasing vertical integration by competitors into broadcast content ownership); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services; and over-the-top IP services that may cannibalize TV and entertainment services); technology (including subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; dependence of rural LTE rollout strategy on ability to acquire spectrum in the 700 MHz band; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+, LTE and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, future interest rates, and pension performance, funding and expenses); capital expenditure levels in 2011 and beyond (due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies including LTE, and future Industry Canada wireless spectrum auctions, including auction of spectrum in the 700 MHz and 2.5/2.6 GHz bands); financing and debt requirements (including ability to carry out refinancing activities); ability to sustain dividend growth model of circa 10% per annum to 2013 (including generating sufficient after-tax earnings and free cash flow which may be affected by factors such as capital expenditure and spectrum auction requirements, regulatory and government developments and decisions, competitive environment, reasonable economic performance in Canada, and the Company’s performance); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the spectrum auction rules and cost of acquiring spectrum in the 700 MHz and 2.5/2.6 GHz bands); and increased foreign control of wireless entrants pending federal policy decisions on foreign ownership restrictions); human resource developments (including outcome of collective bargaining and ratification process with potential for work interruptions related to a national collective agreement that expired in November 2010; and employee retention and engagement matters); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer focus or negatively impacting client care); process risks (including reliance on legacy systems and ability to implement and support new product and services; and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); tax matters (including the possibility of increased corporate income taxes following a May 2, 2011, federal election); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); acquisitions or divestitures (including realizing expected strategic benefits); and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’ 2010 Management’s discussion and analysis (MD&A), as well as updates in this first quarter MD&A.

Management’s discussion and analysis (MD&A)

May 5, 2011

The following sections discuss the consolidated financial condition and operating performance of TELUS Corporation for the three-month periods end March 31, 2011, and 2010, and should be read together with TELUS’ Condensed interim consolidated financial statements for the same periods. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements above.

TELUS’ Condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The terms IFRS-IASB and IFRS used subsequently in this document refer to these standards. See Section 8.2 Accounting policy developments for additional information.

All amounts are in Canadian dollars unless otherwise specified. TELUS’ Condensed interim consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section	Contents
1. Introduction	A summary of TELUS’ consolidated results for the first quarter of 2011
2. Core business and strategy	A discussion of activities in support of TELUS’ six strategic imperatives
3. Key performance drivers	A list of corporate priorities for 2011
4. Capabilities	An update of the factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5. Discussion of operations	A detailed discussion of operating performance for the first quarter of 2011
6. Financial position	A discussion of changes in the Consolidated statements of financial position for the three-month period ended March 31, 2011
7. Liquidity and capital resources	A discussion of operating cash flows, investments, financing, liquidity, credit facilities and other disclosures
8. Critical accounting estimates and accounting policy developments	Accounting estimates that are critical to determining financial results, and changes to accounting policies
9. Annual guidance for 2011	TELUS’ confirmed targets for the full year, and related assumptions
10. Risks and risk management	An update on certain risks and uncertainties facing TELUS
11. Definitions and reconciliations	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.              Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Condensed interim consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require non-GAAP measures to be clearly defined, qualified and reconciled with their nearest GAAP measure (see Section 11). The term EBITDA (earnings before interest, taxes, depreciation and amortization) used in this document means Standardized EBITDA as defined by the Canadian Performance Reporting Board of the Canadian Institute of Chartered Accountants (CICA). The term Adjusted EBITDA used in this document deducts from Standardized EBITDA, items of an unusual nature that do not reflect ongoing telecommunications operations. See Section 11.1 for the definition, calculation and reconciliation of EBITDA.

1.2 Canadian economy

The Bank of Canada’s April 12, 2011, bank rate announcement left the overnight target rate unchanged at 1%, and reported that the Bank expects Canada’s economy will expand by 2.9% in 2011 and 2.6% in 2012. The Bank also stated that persistent strength in the Canadian dollar could create even greater headwinds for the Canadian economy, putting additional downward pressure on inflation through weaker-than-expected net exports and larger declines in import prices.

Unemployment levels in Canada have declined over the past twelve months as reported in Statistics Canada’s March Labour Force Survey. The March 2011 unemployment rate was 7.7%, down from 8.2% one year earlier, but up slightly from 7.6% in December 2010.

1.3 Consolidated highlights

	Quarters ended March 31
($ millions, unless noted otherwise)	2011	2010	Change
Consolidated statements of income
Operating revenues	2,531	2,377	6.5%
Operating income	542	489	10.8%
Income before income taxes	438	374	17.1%
Net income	328	273	20.1%

Earnings per share (EPS) (1) — basic ($)	1.01	0.85	18.8%
EPS (1) — diluted ($)	1.00	0.85	17.6%
Cash dividends declared per share (1) ($)	0.525	0.475	10.5%

Average shares (1) outstanding - basic (millions)	324	318	1.9%
Consolidated statements of cash flows
Cash provided by operating activities	393	514	(23.5)%

Cash (used) by investing activities	(455)	(307)	(48.2)%
• Capital expenditures	(409)	(311)	(31.5)%
• Acquisitions	(50)	—	n/m

Cash provided (used) by financing activities	68	(202)	n/m
Subscribers and other measures
Subscriber connections (2) (thousands)	12,308	11,893	3.5%
EBITDA (3)	986	943	4.6%
Adjusted EBITDA (3)	970	943	2.9%
EBITDA margin (%) (4)	39.0	39.7	(0.7	)pts
Adjusted EBITDA margin (%) (5)	38.6	39.7	(1.1	)pts
Free cash flow (6)	162	247	(34.4)%
Net debt to EBITDA — excluding restructuring costs (times) (7)(8)	1.9	2.0	(0.1)

n/m — not meaningful; pts. — percentage points.

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV®), measured at the end of the respective periods based on information in billing and other systems.

(3)             EBITDA and Adjusted EBITDA are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). Adjusted EBITDA in the first quarter of 2011 excludes the $16 million gain on purchase of control of Transactel (Barbados) Inc.

(4)             EBITDA divided by Operating revenues.

(5)             Adjusted EBITDA divided by (Operating revenues deducting the gain on Transactel (Barbados) Inc.).

(6)             Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

(7)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

(8)             The measure for the twelve-month period ended March 31, 2010, is as reported under previous Canadian GAAP.

Highlights from operations, including a comparison of results for the first quarter of 2011, or measures as at March 31, 2011, to those in 2010:

•                  Consolidated Operating revenues increased by $154 million in the first quarter of 2011 when compared to the same period in 2010.

Service and equipment revenues increased by $141 million or 6.0% year over year, mainly due to: (i) growing wireless data network revenues resulting from $4.57 or 35% year-over-year growth in data ARPU (average monthly revenue per subscriber unit) caused by accelerated smartphone adoption, as well as subscriber growth; (ii) increased wireless equipment revenues driven by higher gross subscriber additions and retention volumes, as well as higher smartphone sales that are now 54% of postpaid gross subscriber additions; and (iii) increased wireline data revenues from first quarter 2011 equipment sales to large enterprise customers, increased sales and rentals of TELUS TV set-top boxes, increased service revenues from TV and high-speed Internet subscriber growth, and revenues from newly consolidated operations of Transactel (Barbados) Inc. since February 1, 2011 (“Transactel” — see Section 2 — Partnering and acquiring). Partly offsetting wireless and wireline data revenue growth are continued declines in wireline legacy voice revenues as a result of competition and data and wireless technology substitution.

Other operating income, presented as a separate component of revenues, increased year over year by $13 million, including a first quarter 2011, $16 million non-cash gain on TELUS’ 51% economic interest in Transactel, which operates call centres in Central America. The gain reflects a re-measurement at fair value when TELUS exercised its purchased call option and asserted control. (See Section 2 — Partnering and acquiring.)

Consolidated Operating revenues excluding the non-cash Transactel gain increased year over year by $138 million, or 5.8%.

•                  Subscriber connections increased by 415,000 in the twelve-month period ended March 31, 2011 as a result of 6.5% growth in wireless subscribers, 80% growth in TELUS TV subscribers and a 2.3% increase in total Internet subscriptions, partly offset by a 5.1% decrease in total network access lines (NALs). At March 31, 2011, the Company attained milestones of seven million wireless subscribers and 358,000 TV subscribers. Residential NAL losses were lower by 17,000 or 34% in the first quarter of 2011 as compared to the same period in 2010, as a result of the positive effect of bundle offers including Optik TV and Optik High Speed Internet services following their market launch in June 2010.

The blended monthly wireless subscriber churn rate in the first quarter of 2011 was 1.70%, similar to 1.72% reported in the fourth quarter of 2010 and up from 1.55% in the first quarter of 2010. The year-over-year increase was caused by a loss of a federal wireless service contract to a competitor (approximately 16,000 subscribers in the first quarter of 2011), as well as increased competitive marketing intensity from new entrants and new incumbent brands not in, or fully in, the market one year ago.

Wireless blended ARPU was $57.89 in the first quarter of 2011, an increase of $2.09 or 3.7% from the same period in 2010 and reflecting 35% growth in data ARPU. The 3.7% growth rate is up from 1.9% in the fourth quarter of 2010, and is the second consecutive quarter of year-over-year ARPU growth. ARPU had previously been declining since mid-2007.

•                  Operating income increased by $53 million in the first quarter of 2011 when compared to the same period in 2010, principally due to the $43 million increase in EBITDA, as well as $10 million lower net depreciation and amortization expenses. Adjusted EBITDA increased by $27 million year over year in the first quarter of 2011, primarily due to improved wireless EBITDA driven by a 10.5% increase in network revenue while preserving a 41.8% EBITDA margin, partly offset by increased costs associated with the growth in wireline Optik TV services, a prior-year high-margin software sale and prior year one-time operating savings. Adjusted EBITDA for the first quarter of 2011 excludes the Transactel gain and is more representative of ongoing operations. The Adjusted EBITDA margin decreased by 1.1 percentage points mainly due to increased costs associated with the growing Optik TV services.

•                  Income before income taxes increased by $64 million in the first quarter of 2011 when compared to the same period in 2010 due to improved Operating income and $11 million reduced financing costs that reflected a lower effective interest rate and lower average debt balance.

•                  Income taxes increased by $9 million or 8.9% in the first quarter of 2011 when compared to the same period in 2010, mainly due to the 17% increase in Income before income taxes, partly offset by a lower blended statutory income tax rate.

•                  Net income increased by $55 million or 20% in the first quarter of 2011 when compared to the same period in 2010. Net income adjusted to exclude the Transactel gain and income tax-related adjustments increased by $44 million, or 16%.

Analysis of Net income	Quarters ended March 31
($ millions)	2011	2010	Change
Net income	328	273	55
Deduct February 1, 2011, after-tax Transactel gain	(12)	—	(12)
Deduct net favourable income tax-related adjustments, including any related interest income (see Section 5.2)	—	(1)	1
Net income before above items (approximate)	316	272	44

•                  Basic earnings per share increased by 16 cents or 19% in the first quarter of 2011 when compared to the same period in 2010. Basic EPS adjusted to exclude the Transactel gain increased by 12 cents or 14%.

Analysis of basic EPS	Quarters ended March 31
($)	2011	2010	Change
Basic EPS	1.01	0.85	0.16
Deduct February 1, 2011, Transactel gain per share	(0.04)	—	(0.04)
EPS before above items (approximate)	0.97	0.85	0.12

•                  Cash dividends declared per share in the first quarter of 2011 was 52.5 cents, an increase of five cents or 10.5% when compared to the same period in 2010. On May 4, 2011, the Board of Directors declared a quarterly dividend of 55 cents per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on July 4, 2011, to shareholders of record at the close of business on June 10, 2011. This represents a 4.8% increase from the dividend paid April 1, 2011, and 10% increase from the dividend paid July 2, 2010.

The Company is providing shareholders with additional clarity on its intentions regarding TELUS’ dividend growth model. Specifically, the TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10%. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis.

Liquidity and capital resources highlights, including a comparison of results for the first quarter of 2011, or measures as at March 31, 2011, to those in 2010:

•                  TELUS had unutilized credit facilities of $1.67 billion at March 31, 2011, as well as $100 million availability under the Company’s accounts receivable securitization program, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•                  Net debt to EBITDA — excluding restructuring costs was 1.9 times at March 31, 2011, up from 1.8 times at December 31, 2010, mainly due to an increase in commercial paper to help fund the previously announced discretionary $200 million contribution to defined benefit pension plans in January 2011, as well as acquisitions in the first quarter of 2011. The ratio remains within the Company’s long-term target policy range of 1.5 to 2.0 times.

•                  Cash provided by operating activities decreased by $121 million in the first quarter of 2011 when compared to the same period in 2010. The decrease was mainly due to the discretionary $200 million contribution to defined benefit pension plans in January 2011, price cap deferral account rebate payments of $53 million in the first quarter of 2011 in accordance with CRTC Telecom Decision 2010-639 and increased investment in inventories, partly offset by lower income tax payments.

•                  Cash used by investing activities increased by $148 million in the first quarter of 2011 when compared to the same period in 2010. Capital expenditures increased by $98 million mainly due to wireline and wireless broadband initiatives (see Section 2 — Building national capabilities), while acquisitions in the first quarter of 2011 were $50 million (see Section 2 — Partnering and acquiring).

•                  Cash provided by financing activities was $68 million in the first quarter of 2011, as compared to cash used by financing activities of $202 million in the first quarter of 2010. The $270 million change was principally due to a $150 million increase in issued commercial paper in the first quarter of 2011 to help fund the discretionary contribution to defined benefit pension plans and acquisitions in the period, contrasted with repayment of $100 million of short-term debt (a reduction in proceeds from securitized accounts receivable) in the first quarter of 2010.

•                 Free cash flow decreased by $85 million in the first quarter of 2011, when compared to the same period in 2010. The decrease was mainly due to the discretionary $200 million contribution to defined benefit pension plans in January 2011 and higher capital expenditures, partly offset by higher adjusted EBITDA and lower income tax payments. Free cash flow in the first quarter of 2011 was supplemented by cash provided by financing activities, noted above.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ core business and strategy were described in its 2010 MD&A. Activities in the first quarter of 2011 that support the Company’s six strategic imperatives include the following:

Building national capabilities across data, IP, voice and wireless

Wireline

The Company continues to invest in its wireline broadband network, expanding capacity and speed, as well as coverage, including rolling out Optik TV and Optik High-speed to more communities. TELUS is deploying a VDSL2 technology overlay on its ADSL2+ network to provide download speeds of up to 30 Mbps. The VDSL2 upgrade is expected to be largely complete by the end of 2011. The Company’s broadband high-definition (HD) coverage, including ADSL2+ coverage, reached 2.1 million households in Alberta, B.C. and Eastern Quebec at March 31, 2011. The Company also continues to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units.

Wireless

TELUS continues to invest in expanding the capacity, coverage and speed of its wireless HSPA+ network. In March 2011, TELUS launched services on the dual-cell technology upgrade (DC-HSPA+) of the 4G wireless HSPA+ network in the Greater Vancouver Area, Calgary, Edmonton, Ft. McMurray, Whistler, Camrose, Winnipeg and the Greater Toronto Area. Dual-cell capable devices available to TELUS’ customers include the Sierra Wireless AirCard 319U 4G Internet Key and the Huawei E372 Mobile Internet Key. The DC-HSPA+ upgrade doubled the manufacturer-rated peak data download speeds to up to 42 Mbps. TELUS’ investments in HSPA+ technologies have been made to provide an optimal transition to LTE technology.

In April 2011, TELUS announced a planned urban launch of its next generation wireless 4G+ LTE network in 2012. LTE technology supports manufacturer-rated peak data download speeds of up to 150 Mbps and upload speeds of up to 70 Mbps. The Company expects to complete field tests in 2011 and the request for proposal process is underway so that construction may begin in the latter half of 2011. TELUS’ LTE network will operate on advanced wireless services (AWS) spectrum, acquired by the Company for $882 million in Industry Canada’s 2008 auction. The investment in the 4G+ LTE urban build is consistent with TELUS’ consolidated capital expenditure target for 2011.

The planned launch of 4G+ over AWS spectrum is the first stage in the upgrade to LTE. While services planned to be offered in 2012 will begin the evolution to LTE in major urban centres, the potential rollout into rural Canada will be dependent on the expected Industry Canada auction of frequencies in the 700 MHz band in late 2012. TELUS is committed to enhancing the coverage and capacity of its wireless network by building out 4G+ LTE technology extensively across rural Canada, using the 700 MHz wireless spectrum. The 700 MHz spectrum, in contrast to the AWS spectrum, has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas. To support TELUS’ plans to expand availability of 4G+ LTE wireless service to rural markets, it will be important for the Federal Government to enable an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned 2012 auction. See related risk discussion in Section 10.3 Regulatory matters.

Focusing relentlessly on the growth markets of data, IP and wireless

Execution on the Company’s strategy of focusing on growth areas is reflected in the first quarter 2011 for wireless service and equipment revenues and wireline data service and equipment revenues, which totalled $1.93 billion and represents an increase of $192 million or 11% when compared to the same period in 2010. Revenue from growth markets more than offset declining wireline voice and other service and equipment revenues, which totalled $579 million, and were down $51 million or 8.1%.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

Transactel

During the three-month period ended March 31, 2011, the Company acquired control of Transactel (Barbados) Inc., a business process outsourcing and call centre company with facilities in two Central American countries. The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities and acquiring multi-site redundancy in support of other facilities. The acquisition was effected as follows:

At December 31, 2010, TELUS held a 29.99% economic interest in Transactel (Barbados) Inc. On January 7, 2011, the Company exercised its first purchased call option to acquire an additional 21.01% economic interest in Transactel from the vendor for $20 million cash. Upon such exercise, the Company continued to account for its resulting direct 51% economic interest in Transactel using the equity method. Subsequently, Transactel (Barbados) Inc. achieved the business growth target necessary for TELUS to exercise its second purchased call option. The Company exercised its second purchased call option and asserted its control effective February 1, 2011 (the acquisition date). See Note 16(e) of the Condensed interim consolidated financial statements for additional information.

The effects of exercising the second purchased call option included that the Company:

•                  Accounted for its 51% economic interest in Transactel (Barbados) Inc. on a consolidated basis, and included those results in the Company’s wireline segment effective February 1, 2011;

•                  Was required to remeasure the Company’s previously held 51% economic interest at the acquisition-date fair value, resulting in recognizing a gain of $16 million recorded in Other operating income;

•                  Was required to remeasure the non-controlling interest’s 49% economic interest at the acquisition-date fair value, resulting in an increase of $60 million in the Non-controlling interests balance as reported on the Consolidated statement of financial position as at March 31, 2011; and

•                  Expects to record, in the second quarter of 2011, a post-acquisition equity transaction with the vendor for the incremental 44% economic interest for approximately $50 million, and increasing the Company’s economic interest in Transactel (Barbados) Inc. to 95%.

Acquisition of wireless dealership businesses

In addition, during the first quarter of 2011, the Company acquired 100% economic and voting interests in TELUS-branded wireless dealership businesses for $30 million in cash ($30 million net of cash acquired). This investment was made with a view to enhancing the Company’s distribution of wireless products and services across Western Canada.

Electronic medical records (EMR) solutions

In February 2011, TELUS announced that it had signed agreements with KinLogix Medical, Healthscreen Solutions and Wolf Medical Systems to connect these EMR providers’ solutions to the TELUS Health Space® platform, which enables patients and service providers to securely access and share health information. The pilot project is targeted to reach up to six million Canadians in Quebec, Ontario, Alberta and British Columbia in 2011. TELUS Health Space, powered by Microsoft HealthVault, is a secure and confidential online consumer platform that enables patients to access and manage their own health information, and is expected to improve the flow of personal health information among healthcare providers, regardless of where the patient is located.

TELUS Garden

In March 2011, TELUS announced that it is partnering in a residential, retail and commercial real estate redevelopment project in downtown Vancouver, called TELUS Garden, which will transform a city block that includes the Company’s current national headquarters. The commercial and residential buildings will be built to Leadership in Energy and Environmental Design (LEED) Platinum and Gold standards, respectively, and incorporate green initiatives that are expected to reduce energy consumption.

Pending zoning approval and finalization of agreements, construction is expected to begin in the fall of 2011 and be completed in 2015. TELUS plans to invest in the project predominantly through contribution of its existing real estate holdings on this city block, coupled with project debt. The project includes assembling third-party real estate on the city block with TELUS-owned real estate and building on them a residential tower and an office tower, as well as renovating TELUS’ current eight-storey headquarters into leasable office and retail space. TELUS plans to lease space in the new jointly-owned office tower. This project is an opportunity for TELUS to monetize a portion of its real estate holdings and the Company does not plan on maintaining an ownership position in the residential tower aside from some retail space after the construction and sale of condominium units.

Providing integrated solutions that differentiate TELUS from its competitors

On February 15, 2011, the Company announced that wireless device unlocking would be available for most SIM-based iDEN and HSPA devices for TELUS postpaid customers. Customers subscribing to a monthly plan and using an active, eligible SIM-based device for a minimum of 90 days may have their device unlocked for a $50 fee. One benefit of an unlocked device is that a customer may purchase a local SIM card while travelling outside Canada and avoid or reduce roaming charges. This new service is the latest in a series of initiatives to enhance the customer experience at TELUS by providing more flexibility and freedom in the way customers use their wireless devices. Over the last two years, TELUS has reduced pricing complexity with the launch of simpler rate plans with no system access and carrier 911 fees in the plan offerings, created proactive alerts to notify customers when they are approaching their data usage allotments, and created options to upgrade devices faster.

TELUS continues to enhance Optik TV services, including expanding its South Asian channel line-up and adding a Facebook application enabling customers to view and use Facebook while watching TV.

Investing in internal capabilities to build a high-performance culture and efficient operations

To support growth in Optik TV and wireless services, TELUS is hiring approximately 250 customer service agents, technicians and professionals in Calgary. The Company is also expanding its Prince George call centre in 2011 to add approximately 100 staff to support Optik TV.

Going to the market as one team under a common brand, executing a single strategy

In April 2011, TELUS and the Telecommunications Workers Union (TWU) reached a tentative collective agreement that is to be presented to the TWU membership for a ratification vote, with a recommendation of acceptance by the TWU. The ratification vote is expected to be complete in June 2011. The previous agreement remains in effect until the new terms have been ratified. See related risk discussion in Section 10.4 Human resources.

Highlights of the five-year tentative agreement to December 31, 2015, include wage increases of 1.5% on July 1, 2011, 2.0% on July 1, 2012, 2013 and 2014, and 2.5% on July 1, 2015. On ratification, lump sum payments of $400 for full-time employees and $200 for part-time employees are payable. A potential cost of living adjustment for inflation of up to 1% could be payable on January 1, 2015.

3.              Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges.

Corporate priorities for 2011

Deliver on TELUS’ future friendly® brand promise to clients

Optimize TELUS’ leading wireless and wireline broadband networks

Drive market leadership position in small and medium business and healthcare markets

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

Raise TELUS team engagement to next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

4.              Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

The principal markets addressed by the Company and its competition were described in Section 4.1 of TELUS’ 2010 MD&A. See competition updates in Assumptions for 2011 original targets in Section 9.

4.2 Operational resources

Operational resources were described in Section 4.2 of TELUS’ 2010 MD&A.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. See Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Reporting back on TELUS’ 2011 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The first quarter dividend of 52.5 cents per share was paid on April 1, 2011, reflecting an increase of 10.5% from the comparable dividend in 2010. A second quarter dividend of 55 cents per share was declared, payable on July 4, 2011, to shareholders of record at the close of business on June 10, 2011. The current second quarter dividend is up 10% from the 50 cents per share second quarter 2010 dividend.

TELUS plans to continue with two dividend increases per year to 2013, normally declared in May and November, and expects the annual increase to be in the range of circa 10%. Notwithstanding this, dividend decisions will continue to be subject to the Board’s assessment and determination of the Company’s financial situation and outlook on a quarterly basis. TELUS is maintaining its long-term dividend payout ratio guideline of 55 to 65% of prospective sustainable net earnings.

Use proceeds from securitized receivables (presented as Short-term borrowings), bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Commercial paper issued increased by $150 million in the first quarter of 2011 to help fund the $200 million discretionary contribution to defined benefit pension plans and acquisitions in the period.

Maintain compliance with financial objectives, policies and guidelines

Maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized credit facilities of $1.67 billion at March 31, 2011, as well as $100 million availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.9 times at March 31, 2011.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8.00% U.S. dollar Notes due June 1, 2011, the only foreign currency-denominated debt issue.

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent

At May 5, 2011, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range.

4.4 Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.              Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 General

The Company’s operating and reportable segments are wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 5 of the Condensed interim consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker).

5.2 Summary of quarterly results

The Company changed over to IFRS on January 1, 2011, with a transition date of January 1, 2010. Please refer to Section 8.2 Accounting policy developments in this MD&A and Note 24, Explanation of transition to IFRS-IASB, in the Condensed interim consolidated financial statements dated March 31, 2011. Quarterly results for 2010 under IFRS, presented below, are not materially different from results reported under previous Canadian GAAP. See TELUS’ annual 2010 MD&A — Section 8.2.3 for the quantified differences in quarterly 2010 Operating revenues, Net income and basic and diluted earnings per share. In the following table, results for the 2009 periods are based on previous Canadian GAAP and are referenced only in broader trend discussion.

Quarterly results summary

	IFRS-IASB					Previous Canadian GAAP
($ millions, except per share amounts)	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2
Operating revenues	2,531	2,554	2,461	2,400	2,377	2,443	2,411	2,377
Operating expenses
Goods and services purchased (1)	1,098	1,235	1,036	997	968	1,081	988	956
Employee benefits expense (2)	447	478	484	478	466	573	500	548
Depreciation and amortization	444	445	433	409	454	441	430	424
	1,989	2,158	1,953	1,884	1,888	2,095	1,918	1,928
Operating income	542	396	508	516	489	348	493	449
Other expense, net	—	—	—	—	—	10	6	11
Financing costs	104	105	185	117	115	230	101	106
Income before income taxes	438	291	323	399	374	108	386	332
Income taxes (recovery)	110	65	72	97	101	(48)	106	88
Net income	328	226	251	302	273	156	280	244
Net income attributable to Common Shares and Non-Voting Shares	327	225	250	301	272	155	279	243
Net Income per Common Share and Non-Voting Share
— Basic	1.01	0.70	0.78	0.94	0.85	0.49	0.88	0.77
— Diluted	1.00	0.70	0.78	0.94	0.85	0.49	0.87	0.77
Cash dividends declared per Common Share and Non-Voting Share	0.525	0.525	0.50	0.50	0.475	0.475	0.475	0.475
Additional information
EBITDA (3)	986	841	941	925	943	789	923	873
Other restructuring costs	1	30	1	—	—	1	2	1
Employee-related restructuring costs	3	8	16	19	6	76	30	52

(1)             For the 2009 periods under Canadian GAAP, Operations expense plus Restructuring costs, as reported on the Consolidated statements of income and other comprehensive income, less Employee benefits expense (see footnote (2)). Includes other restructuring costs that varied from period to period, as shown in Additional information above.

(2)             For the previous Canadian GAAP periods, Employee benefits expense was originally reported in the Additional financial information note of the Consolidated financial statements for those periods. Includes employee-related restructuring costs that varied from period to period, as shown in Additional information above.

(3)             As originally reported for the 2009 periods.

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless network revenues generated from an increasing subscriber base, as well as increased equipment revenues; and (ii) growth in wireline data revenues, more than offset by declining legacy wireline voice and other service and equipment revenues. Beginning with the first quarter of 2011, Transactel operations and acquired wireless dealership businesses are consolidated, adding approximately $11 million in revenues and a nil impact to Net income in the period.

Wireless network revenue reflects a trend of growing data revenue (44% year-over-year growth in the first quarter of 2011), as discussed further in Section 5.4. Data growth reflects increased use of data plans driven by increasing smartphone adoption. The accelerating demand for wireless data may challenge network and spectrum capacity in the future. Wireless equipment revenues have generally increased year over year due to higher subscriber acquisition and retention volumes, as well as an increasing proportion of smartphones.

The entry of new wireless competitors, as well as the launch of a new wireless incumbent flanker brand and competitor brand re-launches, may disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has also become more significant in terms of subscriber additions and associated acquisition costs as a result of back-to-school offers. Subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The wireline revenue trend reflects data revenue growth resulting from continuing expansion of the TELUS TV subscriber base (80% in the 12-month period ended March 31, 2011), as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. A general trend of declining wireline voice revenues and network access lines (NALs) is due to substitution to wireless and IP-based services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. Residential NAL losses have moderated over the most recent three quarters — positively impacted by TELUS’ Optik TV and High Speed Internet services and improved bundle offers. The general trend of declining business NALs reflects increased competition in the small and medium business market, as well as conversion of voice lines to more efficient IP services.

The trend in the Goods and services purchased expense reflects increasing costs to support the growing wireless and TELUS Optik TV subscriber bases, as well as seasonally higher wireless expenses in the third and fourth quarters, as noted above. In addition, the fourth quarter of 2010 reflected significant other restructuring costs of $30 million for operational efficiency initiatives.

The trend in Employee benefits expense reflects decreasing domestic full-time equivalent (FTE) staff as a result of ongoing efficiency initiatives and attrition, and lower employee-related restructuring costs after 2009, partly offset by increasing international FTE staff to provide services for wholesale customers and internally, and compensation rate increases in 2010 and 2011.

The sequential decrease in quarterly depreciation and amortization expenses in the second quarter of 2010 included an adjustment for an increase in the estimated useful life of TV set-top boxes, as well as a reduction of approximately $5 million for investment tax credits (ITCs) following determination of eligibility by taxation authorities, for assets capitalized in prior years that are now fully amortized. The sequential increase in depreciation and amortization expense beginning in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA+ network launched in November 2009, partly offset by recognition of ITCs of approximately $10 million.

Financing costs in 2011 are expected to be lower than in 2010 (see Section 9 - Assumptions). Financing costs for each period shown are net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the third quarter of 2010 include a $52 million loss on early redemption of approximately 45% of the then outstanding principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwinding of related cross currency interest rate swaps. Similarly, financing costs in the fourth quarter of 2009 include a $99 million loss for a similar early partial redemption of these Notes. Each partial redemption was financed with a new, lower cost, 10-year, $1 billion 5.05% Note issue.

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments.

Income tax-related adjustments

	IFRS-IASB					Previous Canadian GAAP
($ in millions, except EPS amounts)	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2
Approximate Net income impact	—	10	9	10	1	71	14	18
Approximate EPS impact	—	0.03	0.03	0.03	—	0.23	0.04	0.06
Approximate basic EPS excluding income tax-related impacts	—	0.67	0.75	0.91	0.85	0.26	0.84	0.71

5.3 Consolidated statements of income and other comprehensive income

Discussion of TELUS’ consolidated financial performance follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues	Quarters ended March 31
($ millions)	2011	2010	Change
Service	2,337	2,228	4.9%
Equipment	169	137	23.4%
	2,506	2,365	6.0%
Other operating income	25	12	108.3%
	2,531	2,377	6.5%

Consolidated operating revenues increased by $154 million in the first quarter of 2011 when compared to the same period in 2010.

•                  Service revenues include wireless network revenues, wireline data services, and wireline voice local, long distance and other service revenues. Service revenues increased by $109 million in the first quarter of 2011 when compared to the same period in 2010, mainly from growth in wireless network revenues, which increased by $114 million as a result of 35% year-over-year growth in data ARPU caused by accelerated smartphone adoption and subscriber growth. Wireline service revenues decreased by $5 million, as growth from Internet and TV services due to subscriber growth were more than offset by a decline in voice services.

•                  Equipment revenues are comprised of sales of wireless devices and accessories, and sales and rental of wireline data and voice equipment. Equipment revenues increased by $32 million year over year in the first quarter of 2011, with wireless equipment sales increasing by $17 million from higher subscriber acquisition and retention volumes and increased adoption of smartphones. Wireline equipment sales increased by $15 million from equipment sales to large enterprise customers, as well as increased sales and rental of TELUS TV set-top boxes, in the first quarter of 2011.

•                  Other operating income is comprised of government assistance, as well as investment gains, income or losses, and gains or losses on disposal of real estate assets. Other operating income in the first quarter of 2011 increased by $13 million year over year, principally due to the $16 million non-cash gain on Transactel (see Section 2 — Partnering and acquiring. The remaining change was primarily a decrease in government assistance in the form of high cost serving area portable subsidy income and recovery of employee costs under eligible government programs. See Note 6 of the Condensed interim consolidated financial statements.

Operating expenses	Quarters ended March 31
($ millions)	2011	2010	Change
Goods and services purchased	1,098	968	13.4%
Employee benefits expense	447	466	(4.1)%
Depreciation	332	346	(4.0)%
Amortization of intangible assets	112	108	3.7%
	1,989	1,888	5.3%

Consolidated operating expenses increased by $101 million in the first quarter of 2011 when compared to the same period in 2010.

•                  Goods and services purchased in the first quarter of 2011 increased by $130 million year over year, reflecting increased wireless costs of acquisition and retention, increased costs to support and grow wireline Optik TV services, and one-time operating savings of $10 million realized in the first quarter of 2010.

•                  Employee benefits expense in the first quarter of 2011 decreased by $19 million year over year, reflecting a higher defined benefit pension plan recovery, higher capitalization of labour due to increased capital investment activity in the first quarter of 2011 when compared to the same period in 2010, lower share-based compensation expenses mainly due to employees choosing to settle their options other than through a net cash settlement feature, and lower employee-related restructuring costs. Wage and salary expenses were unchanged, as rate increases and inclusion of Transactel operations since February 1, 2011, were offset by compensation reductions from fewer domestic FTE employees.

•                  Depreciation expense in the first quarter of 2011 decreased by $14 million year over year, caused mainly by an increase in fully depreciated assets still in use (including digital cell sites and computer hardware) and lower depreciation for TELUS TV set-top boxes due to a second quarter 2010 increase in the expected useful life, partly offset by the net growth in wireless HSPA+ and other capital assets, as well as acquired Transactel assets.

•                  Amortization of intangible assets in the first quarter of 2011 increased by $4 million year over year, principally from ongoing capital investments in network and administrative software assets, and amortization of customer lists resulting from the first quarter 2011 acquisitions of Transactel and wireless dealership businesses.

Operating income	Quarters ended March 31
($ millions)	2011	2010	Change
	542	489	10.8%

Operating income increased by $53 million in the first quarter of 2011 when compared to the same period in 2010, due to a $56 million increase in wireless EBITDA (see Section 5.4), partly offset by $13 million decrease in wireline EBITDA (see Section 5.5) and a $10 million net decrease in depreciation and amortization expenses.

Financing costs	Quarters ended March 31
($ millions)	2011	2010	Change
Interest expenses	106	116	(8.6)%
interest income and foreign exchange	(2)	(1)	n/m
	104	115	(9.6)%

Financing costs decreased by $11 million in the first quarter of 2011 when compared to the same period in 2010. Interest expenses decreased by $10 million, reflecting a lower effective interest rate and lower average outstanding debt, mainly due to the early partial redemption in September 2010 of U.S. dollar 8% Notes and termination of associated cross currency interest rate swaps, prefunded with a July 2010 issue of $1 billion of 5.05% Canadian dollar Notes.

Income taxes	Quarters ended March 31
($ millions, except tax rates)	2011	2010	Change
Basic blended tax at weighted average statutory income tax rates	119	108	10.2%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(8)	(7)	n/m
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	—	(1)	n/m
Share option award compensation	—	1	n/m
Other	(1)	—	n/m
	110	101	8.9%
Blended federal and provincial statutory tax rates (%)	27.2	28.9	(1.7	)pts.
Effective tax rates (%)	25.1	26.9	(1.8	)pts.

Basic blended statutory income taxes increased by $11 million in the first quarter of 2011 when compared to the same period in 2010, due to the 17% increase in Income before income taxes, partly offset by a lower blended statutory income tax rate. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential, consequential adjustments from reassessments of prior years’ tax issues and other taxable income differences.

Net income	Quarters ended March 31
($ millions)	2011	2010	Change
	328	273	20.1%

Net income increased by $55 million in the first quarter of 2011 when compared to the same period in 2010. See summary analysis in Section 1.3.

Other comprehensive income (OCI)	Quarters ended March 31
($ millions)	2011	2010	Change
Items that may be subsequently reclassified to income	4	16	(75.0)%
Item never subsequently reclassified to income	44	(6)	n/m
	48	10	n/m

OCI items that may be subsequently reclassified to income are comprised of changes in unrealized fair value of derivatives designated as cash flow hedges principally associated with U.S. dollar debt that matures on June 1, 2011, and foreign currency translation adjustments arising from translating financial statements of foreign operations.

The OCI item never subsequently reclassified to income is in respect of after-tax actuarial gains and losses on defined benefit plans arising from when actual plan returns for the period differ from expected long-term rates of return, and are likely to fluctuate from period to period.

5.4 Wireless segment

Operating revenues — wireless segment	Quarters ended March 31
($ millions)	2011	2010	Change
Voice	837	835	0.2%
Data	366	254	44.1%
Network revenue	1,203	1,089	10.5%
Equipment and other service revenues	105	88	19.3%
External operating revenue	1,308	1,177	11.1%
Intersegment revenue	9	7	28.6%
Total operating revenues	1,317	1,184	11.2%

Wireless segment revenues increased by $133 million in the first quarter of 2011 when compared to the same period in 2010. In respect of year-over-year revenue growth:

•                  Network revenue increased by $114 million year over year.

Voice revenue improved by $2 million as subscriber growth more than offset the ongoing trend of declining voice ARPU. Voice ARPU was $40.18 in the first quarter of 2011, or a decrease of $2.48 or 5.8% from the same period in 2010, reflecting a more moderate decline than one year earlier, but slightly higher than the year-over-year decline of 5.2% in the fourth quarter of 2010. Year-over-year decreases of 6.7%, 7.2% and 9.5% were experienced in the third, second and first quarters of 2010, respectively. Voice ARPU decreases were caused by: declining minutes of use by both consumers and businesses; increased use of included-minute rate plans as subscribers shift usage patterns, substitute messaging for voice calls and move to optimize price plans; increased penetration of the lower ARPU Koodo brand; an increasing volume of mobile Internet connection device and tablet subscriptions from which there is no voice revenue; and lower Mike™ service ARPU; partly offset by increased inbound roaming volumes, and a small fee implemented for customers electing to continue to receive a paper bill instead of an ebill.

Data revenue increased year over year by $112 million or 44% in the first quarter of 2011, reflecting strength in smartphone service revenues and text messaging driven by increased smartphones penetration, increased adoption of data plans, higher-speed smartphones, and growth in mobile Internet connection devices and tablets, as well as higher inbound data roaming volumes partly offset by lower roaming rates. Data revenue represented 30% of network revenue in the first quarter of 2011, as compared to 23% in the same period in 2010. Data ARPU was $17.71 in the first quarter of 2011, an increase of $4.57 or 35% from the same period in 2010. Accelerated growth in data ARPU was largely reflective of the data revenue trend.

Blended ARPU was $57.89 in the first quarter of 2011, an increase of $2.09 or 3.7% from the same period in 2010. Growth in blended ARPU reflects increasing data usage driven by growing smartphone adoption and increased roaming volumes, partly offset by a decline in voice pricing, declining voice minutes used and increased penetration of mobile Internet connection devices and tablets. The 3.7% year-over-year growth in the quarter reflects continued improvement from the 1.9% year-over-year growth in the fourth quarter of 2010 and year-over-year declines of 1.2%, 1.9% and 4.4%, respectively, for the third, second and first quarters of 2010.

An increase in gross subscriber additions reflects an enhanced handset line-up, promotional activity, a continued effort to attract and retain high-value postpaid customers including an increased effort to attract new smartphone subscriptions, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased year over year by 9.0% in the first quarter of 2011, with postpaid gross additions increasing by 14%. Prepaid gross additions in the first quarter of 2011 decreased by 1.7% year over year.

While gross subscriber additions in the first quarter of 2011 were 32,000 higher than in the same period in 2010, net subscriber additions were 19,000 lower. The decrease in net additions was largely due to higher churn rates resulting from loss of a federal wireless contract to a competitor (16,000 subscribers in the first quarter of 2011), as well as increased competitive intensity from new entrants and new incumbent brands not in, or fully in, the market one year ago. The increase in competitive intensity was reflected in price competition and an increased number of unlimited-usage rate plan offers entailing higher handset subsidies from both new entrants and incumbent national competitors. The blended monthly wireless subscriber churn rate was 1.70% in the first quarter of 2011, similar to 1.72% reported in the fourth quarter of 2010 and up from 1.55% in the first quarter of 2010.

The Company experienced an acceleration of smartphone adoption rates starting in the fourth quarter of 2010 and continuing in the first quarter of 2011. Smartphones represented 54% of postpaid gross additions in the first quarter of 2011, as compared to 33% in the same period in 2010. At March 31, 2011, smartphone subscribers represented 38% of the postpaid subscriber base, as compared to 22% one year earlier. Smartphone subscribers generate significantly higher ARPU and have lower churn than those with messaging and voice-only devices, but have higher costs of acquisition and retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue, while increasing future costs of retention and increasing network usage, mitigated by ongoing network investments.

•                  Equipment and other service revenues increased by $17 million in the first quarter of 2011 when compared to the same period in 2010. A $17 million increase in equipment revenues was largely due to higher acquisition and retention volumes, greater smartphone loading, revenues from the Clear and Simple Device Upgrade program launched in November 2010 for postpaid clients upgrading to new devices before the end of their contracts, and to a lesser extent increased accessories revenues. The increase was partly offset by competitive pressure to lower handset prices, which drove higher handset subsidies.

•                  Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at March 31
	2011	2010	Change
Subscribers (000s)
Postpaid	5,757	5,355	7.5%
Prepaid	1,246	1,220	2.1%
Total	7,003	6,575	6.5%
Proportion of subscriber base that is postpaid (%)	82.2	81.4	0.8	pts.
Total digital POP (1) coverage (millions) (2)	33.8	33.7	0.3%
HSPA+ POP coverage (millions) (2)	33.2	31.3	6.1%

	Quarters ended March 31
	2011	2010	Change
Subscriber gross additions (000s)
Postpaid	272	238	14.3%
Prepaid	116	118	(1.7)%
Total	388	356	9.0%
Subscriber net additions (000s)
Postpaid	52	65	(20.0)%
Prepaid	(20)	(14)	(42.9)%
Total	32	51	(37.3)%
ARPU (3) ($)	57.89	55.80	3.7%
Churn, per month (3) (%)	1.70	1.55	0.15	pts.
Average monthly minutes of use per subscriber (MOU)	324	359	(9.7)%
COA (4) per gross subscriber addition (3) ($)	348	322	8.1%
Retention spend to network revenue (3) (%)	12.2	11.3	0.9	pts.
EBITDA to network revenue (%)	45.8	45.5	0.3	pts.

pts. — percentage point(s)

(1)             POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area. Canada’s population is approximately 34.3 million at March 31, 2011 (Statistics Canada).

(2)             Including roaming/resale and network access agreements, principally with Bell Canada.

(3)             See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

(4)             Cost of acquisition.

Operating expenses — wireless segment	Quarters ended March 31
($ millions)	2011	2010	Change
Equipment sales expenses	272	218	24.8%
Network operating expenses	164	157	4.5%
Marketing expenses	100	86	16.3%
General and administration (G&A) expenses
Employee benefits expense	124	125	(0.8)%
Other G&A expenses	106	103	2.9%
Total operating expenses	766	689	11.2%

Wireless segment total operating expenses increased by $77 million in the first quarter of 2011 when compared to the same period in 2010. In respect of increased wireless total operating expenses:

•                  Equipment sales expenses in the first quarter of 2011 increased by $54 million or 25% year over year. The increase reflects higher acquisition and retention volumes, as well as higher per-unit costs due to increased smartphone loading for both new subscribers and migration of existing clients, including a higher proportion of upgrades to iPhone, BlackBerry and Android devices.

•                  Network operating expenses in the first quarter of 2011 increased by $7 million or 4.5% year over year, reflecting improved efficiency considering the 10.5% growth in network revenues. The increase in network expense reflects growth in roaming volumes and higher revenue-share and licensing costs supporting data revenue growth, partly offset by reduced roaming rates.

•                  Marketing expenses in the first quarter of 2011 increased by $14 million or 16% year over year, principally due to higher commissions related to higher volumes including a higher volume of smartphone activations and slightly higher advertising and promotions expenses.

COA per gross subscriber addition increased by $26 or 8.1% year over year, due to higher per-unit subsidy costs driven by a higher smartphone mix, competitive pressures on handset pricing driving deeper subsidies, and to a lesser extent higher commissions to support an increasing number of higher value smartphone devices. These factors were partly offset by a favourable U.S. dollar exchange rate compared to 2010.

Retention costs as a percentage of network revenue increased by 0.9 percentage points to 12.2% in the first quarter of 2011, when compared to the same period in 2010. The retention cost ratio increased due to higher retention volumes as a significantly larger number of clients migrated to smartphones, typically upgrades to HSPA devices, partly offset by improving network revenue growth, revenues from the Clear and Simple Device Upgrade program launched in November 2010, and a favourable U.S. dollar exchange rate compared to 2010.

•                  Total G&A expenses increased by only $2 million or 0.9% year over year, reflecting improved efficiency in supporting the subscriber base, which grew by 6.5%.

Employee benefits expense decreased by $1 million year over year, reflecting reductions in domestic FTE employees and lower people-related restructuring costs, offset by compensation increases.

Other G&A expenses increased by $3 million year over year, reflecting one-time operating savings in the prior year period, as well as increased external labour costs in 2011 to support the growing subscriber base, partly offset by a slightly lower bad debt expense.

	Quarters ended March 31
EBITDA — wireless segment	2011	2010	Change
EBITDA ($ millions)	551	495	11.3%
EBITDA margin (%)	41.8	41.8	—

The wireless segment EBITDA increased by $56 million in the first quarter of 2011 when compared to the same period in 2010. This reflects improvement in data revenue and postpaid subscriber growth, slower erosion of voice ARPU and improved operating efficiency. The EBITDA margin was unchanged from the prior year period as growth in data network revenues and improved operating efficiency offset increased costs of acquisition and retention.

5.5 Wireline segment

Total wireline segment revenues increase by $27 million in the first quarter of 2011 when compared to the same period in 2010.

Operating revenue — wireline segment	Quarters ended March 31
($ millions)	2011	2010	Change
Data service and equipment	619	558	10.9%
Voice local service	387	429	(9.8)%
Voice long distance service	124	133	(6.8)%
Other services and equipment	68	68	—%
Service and equipment revenues	1,198	1,188	0.8%
Other operating income	25	12	108.3%
External operating revenue	1,223	1,200	1.9%
Intersegment revenue	40	36	11.1%
Total operating revenue	1,263	1,236	2.2%

Service and equipment revenues increased by $10 million, as follows:

•                  Wireline data service and equipment revenues increased by $61 million in the first quarter of 2011 when compared to the same period in 2010. The increase resulted principally from: (i) increased Internet and enhanced data services due to the pull-through effect of bundle offers including Optik High Speed services that enable TELUS to win subscribers from competitors and improve retention offers to existing subscribers; (ii) strong subscriber growth in TELUS TV services as a result of the enhanced Optik TV service experience and bundle offers first launched in June 2010; and (iii) increased data equipment sales, including a number of equipment sales to large enterprise customers in the first quarter of 2011, and increased TELUS TV set-top box sales and rentals. Managed workplace revenues increased slightly as growth from newly consolidated revenues from Transactel beginning February 1, 2011, were partly offset by a one-time high-margin software application sale in the first quarter of 2010. These increases were partly offset by declining legacy basic data services.

Wireline operating indicators

	As at March 31
(000s)	2011	2010	Change
Internet subscribers
High-speed	1,183	1,131	4.6%
Dial-up	56	80	(30.0)%
Total	1,239	1,211	2.3%
TELUS TV subscribers	358	199	79.9%

	Quarters ended March 31
(000s)	2011	2010	Change
Internet subscriber net additions (losses)
High-speed	16	3	n/m
Dial-up	(6)	(7)	14.3%
Total	10	(4)	n/m
TELUS TV subscriber net additions	44	29	51.7%

High-speed Internet subscriber net additions and TELUS TV subscriptions improved in the first quarter of 2011 when compared to the same period in 2010, as both continued to be positively impacted by the launch of the new Optik service brands in June 2010. The enhanced bundling capabilities and retention offers, combined with ongoing service enhancements, have contributed to increased customer demand and improved customer churn. TELUS also continued to upgrade IP TV subscribers on older platforms to Microsoft Mediaroom technology in the first quarter, with a plan to fully migrate the rest of the subscriber base in 2011.

•                  Voice local service revenue decreased by $42 million in the first quarter of 2011 when compared to the same period in 2010, reflecting lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, bundle offers in deregulated urban markets, and technological substitution over to wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services and competitor activity including price competition.

Wireline operating indicators

	As at March 31
(000s)	2011	2010	Change
Network access lines (NALs)
Residential	2,013	2,173	(7.4)%
Business	1,695	1,735	(2.3)%
Total	3,708	3,908	(5.1)%

	Quarters ended March 31
(000s)	2011	2010	Change
Net (losses) additions in NALs
Residential	(33)	(50)	34.0%
Business	2	(8)	n/m
Total	(31)	(58)	46.6%

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses were reduced by 17,000 in the first quarter of 2011, when compared to the same period in 2010, largely due to the positive pull-through effect of bundling offers including Optik TV and Optik High Speed services.

Business NAL gains in the first quarter of 2011 reflect implementation of voice and data services for a wholesale customer, partly offset by the continuing trend of increased competition in the small and medium business market and conversion of voice lines to more efficient IP services. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services causes a decrease in business NALs.

•                  Voice long distance service revenue decreased by $9 million in the first quarter of 2011 when compared to the same period in 2010, reflecting ongoing industry-wide price and bundling competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

•                  Other service and equipment revenues did not change in aggregate in the first quarter of 2011 when compared to the same period in 2010, as lower voice equipment sales were offset by increased facility rental revenues.

Other operating income increased by $13 million in the first quarter of 2011 when compared to the same period in 2010. The increase includes the $16 million non-cash gain on Transactel recorded in the first quarter of 2011 (see Section 2 — Partnering and acquiring). This was partly offset by lower government assistance in the form of high cost serving area portable subsidy income and the recovery of employee costs under eligible government programs.

Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses — wireline segment	Quarters ended March 31
($ millions)	2011	2010	Change
Goods and services purchased	505	447	13.0%
Employee benefits expense	323	341	(5.3)%
	828	788	5.1%

Wireline operating expenses increased by $40 million in the first quarter of 2011 when compared to the same period in 2010.

•                  Goods and services purchased increased by $58 million in the first quarter of 2011 when compared to the same period in 2010. The increase reflects higher TELUS TV programming costs related to the 80% year-over-year increase in the subscriber base, higher advertising and promotions costs primarily supporting the Optik TV and Optik High Speed campaigns, higher cost of goods sold to support increased equipment sales, higher external labour costs to support an increased customer base, higher network transit and termination costs due to increased volumes and higher blended rates, and one-time operating savings in the first quarter of 2010.

•                  Employee benefits expense decreased by $18 million in the first quarter of 2011 when compared to the same period in 2010. The decrease reflects higher capitalization of labour due to increased capital investment activity in the first quarter of 2011 when compared to the same period in 2010, including increased TELUS TV installations, as well as an increased defined benefit pension plan recovery and lower employee-related restructuring costs. Compensation increases and inclusion of Transactel operations since February 1, 2011, were offset by compensation reductions from fewer domestic FTE employees.

EBITDA — wireline segment	Quarters ended March 31
($ millions, except margins)	2011	2010	Change
EBITDA	435	448	(2.9)%
Deduct February 1, 2011, Transactel gain	(16)	—	n/m
Adjusted EBITDA	419	448	(6.5)%
EBITDA margin (%)	34.4	36.2	(1.8	)pts.
Adjusted EBITDA margin (%)	33.2	36.2	(3.0	)pts.

The wireline segment EBITDA decreased by $13 million in the first quarter of 2011 when compared to the same period in 2010, and included the non-cash Transactel gain. Adjusted EBITDA decreased by $29 million year over year in the first quarter of 2011, primarily due to increased costs associated with the growth in Optik services and increased external labour costs to support an increased customer base, as well as the prior year being positively affected by an aggregate $10 million from a high-margin software sale and one-time operating savings. These factors were partly offset by a higher defined benefit pension plan recovery and lower restructuring costs. The Adjusted EBITDA margin decreased by 3.0 percentage points as growth in TV and data equipment revenues was offset by declines in higher margin legacy voice revenues.

6.              Changes in financial position

Changes in the Condensed interim consolidated statements of financial position for the three-month period ended March 31, 2011, are as follows:

Financial position as at:	Mar. 31,	Dec. 31,
($ millions)	2011	2010	Changes		Explanation of the change
Current assets
Cash and temporary investments, net	23	17	6	35%	See Section 7: Liquidity and capital resources
Accounts receivable	1,292	1,318	(26)	(2)%

Primarily a decrease in days outstanding in wireless receivables and a seasonal decrease in quarterly wireless ARPU, partly offset by $10 million from the consolidation of Transactel beginning February 2011, a sequential increase in quarterly wireline revenues, and an increase in days outstanding in wireline receivables.

Income and other taxes receivable	61	62	(1)	(2)%	—
Inventories	338	283	55	19%	Includes an increase in average cost and volume of wireless handsets due to a higher smartphone mix and work in progress for several large wireline customer orders.
Prepaid expenses	208	113	95	84%	Mainly prepayment of annual wireless licence fees and statutory employee benefits, as well as an increase in prepaid maintenance contracts, all net of amortization.
Derivative assets	9	4	5	125%	Fair value adjustments for restricted share units and other operational hedges.
Current liabilities
Short-term borrowings	422	400	22	5%

Comprised of $400 million received by TELUS from the arm’s-length securitization trust in respect of securitized accounts receivable (see Section 7.6), as well as bank loans and overdrafts at March 31, 2011.

Accounts payable and accrued liabilities	1,469	1,477	(8)	(1)%

Includes lower payroll and employee-related liabilities from payment of 2010 performance compensation in February 2011, net of current accruals, partly offset by higher payroll days outstanding and a seasonal increase in semi-annual interest payable.

Income and other taxes payable	18	6	12	n/m	Reflects balances from business acquisitions, as well as difference in instalments and income tax expense in the first quarter of 2011.
Dividends payable	170	169	1	1%	The dividend payable at March 31 (paid April 1) reflects a small increase in shares outstanding from the dividend payable at December 31, 2010 (paid January 4, 2011).
Advance billings and customer deposits	634	658	(24)	(4)%

Reflects payment of $53 million of rebates in respect of the price cap deferral account (see Section 7.1), net of an increase in customer deposits for new services and increased advance wireless billings from subscriber growth.

Provisions	107	122	(15)	(12)%	Includes a $24 million net reduction in restructuring provisions as payments for past initiatives exceeded new obligations, partly offset by contingent consideration for the purchase of Transactel.
Current maturities of long-term debt	1,277	847	430	51%

The increase includes $300 million, 4.5% Series CC Notes becoming current with a March 2012 maturity date and a $150 million increase in issued commercial paper, partly offset by a decrease in the Canadian dollar value of U.S. dollar Notes maturing June 1, 2011.

Derivative liabilities	423	419	4	1%

The March 31 balance includes $413 million for derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes after fair value adjustments, partly offset by fair value adjustments for share option and restricted share unit hedges, and unwinding option hedges.

Working capital (1)	(2,589)	(2,301)	(288)	(13)%	Includes $300 million Notes becoming current and $150 million increase in commercial paper, partly offset by increased prepaid and inventory assets.

(1)             Current assets subtracting Current liabilities.

Changes in financial position, continued from the previous page.

Financial position as at:	Mar. 31,	Dec. 31,
($ millions)	2011	2010	Changes		Explanation of the change
Non-current assets
Property, plant and equipment, net	7,813	7,831	(18)	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3. Acquisitions in the first quarter of 2011 added $13 million.
Intangible assets, net	6,162	6,152	20	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3. Acquisitions in the first quarter of 2011 added $30 million mainly for customer relationships. Included in the balances for both periods are wireless spectrum licences of $4,867 million.

Goodwill, net	3,666	3,572	94	3%	The increase from the Transactel (Barbados) Inc. acquisition was $72 million and the increase from acquisition of wireless dealership businesses was $22 million.
Other long-term assets	450	235	215	91%	The increase was principally due to the January 2011 $200 million discretionary funding of defined benefit pension plans.
Investments	21	37	(16)	(43)%	The decrease reflects a reduction due to acquisition of control and subsequent consolidation of Transactel (Barbados) Inc., slightly offset by investment changes.
Non-current liabilities
Provisions	203	204	(1)	—%	—
Long-term debt	4,910	5,209	(299)	(6)%	Includes reclassification of the $300 million, 4.5% Series CC TELUS Corporation Bond, maturing in March 2012, to Current liabilities.
Other long-term liabilities	555	649	(94)	(14)%	Includes a decrease in pension and post-retirement liabilities resulting from funding and actuarial gains.
Deferred income taxes	1,746	1,683	63	4%	Includes deferred income tax expense for the current period and deferred income taxes relating to unrealized gains and losses on derivatives.
Owners’ equity
Common Share and Non-Voting Share equity	8,040	7,759	281	4%

Includes $327 million of Net income attributable to Common Shares and Non-Voting Shares, $48 million of Other comprehensive income attributable to Common Shares and Non-Voting shares, and $18 million in respect of shares issued pursuant to the cash exercise of options, less $170 million dividends declared in February 2011, net of $54 million for treasury shares issued for dividend reinvested in Non-Voting Shares under the DRISP for the dividend paid on January 4.

Non-controlling interests	79	22	57	n/m

Reflects a $60 million remeasurement gain on non-controlling interest in Transactel and $1 million Net income attributed to non-controlling interests, net of dividends paid to non-controlling interests.

7.              Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology.

Summary of consolidated statements of cash flows	Quarters ended March 31
($ millions)	2011	2010	Change
Cash provided by operating activities	393	514	(23.5)%
Cash (used) by investing activities	(455)	(307)	(48.2)%
Cash provided (used) by financing activities	68	(202)	n/m
Increase in cash and temporary investments, net	6	5	—
Cash and temporary investments, net, beginning of period	17	41	—
Cash and temporary investments, net, end of period	23	46	(50.0)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $121 million in the first quarter of 2011 when compared to the same period in 2010, primarily due to the following.

•                  A $27 million increase in adjusted EBITDA, as summarized in Section 1.3.

•                  A $23 million increase in interest paid, largely due to refinancing activities in the third quarter of 2010, which resulted in different timing of semi-annual interest payments of January and July for 5.05% Series CH Notes, as compared to June and December for partially redeemed 8% U.S. dollar Notes.

•                  A $185 million decrease in income tax payments, due mainly to a larger final payment in the first quarter of 2010 in respect of the preceding year’s income taxes.

•                  An increase of $190 million in employer contributions to defined benefit plans. As previously announced, the Company made a discretionary contribution of $200 million to defined benefit pension plans in January 2011. (See Assumptions discussion in Section 9.)

•                  In the first quarter of 2011, $53 million of rebates were provided to residential wireline subscribers in non-high cost serving areas (urban areas), determined in accordance with CRTC Telecom Decision 2010-639, in respect of the price cap deferral account. Payment of the rebates did not affect Net income because these amounts recorded in the price cap deferral account did not previously receive income statement recognition. For additional information, see TELUS’ annual 2010 MD&A, Section 8.1 Critical accounting estimates — The accruals for CRTC deferral account liabilities.

•                  Other changes in non-cash working capital including: (i) a $55 million increase in inventories in the first quarter of 2011, while in the comparable period in 2010, inventories decreased by $64 million; net of (ii) $28 million lower payments in respect of restructuring initiatives.

7.2 Cash used by investing activities

Cash used by investing activities increased by $148 million in the first quarter of 2011 when compared to the same period in 2010, primarily due to increased capital expenditures. In addition, investments totalling $50 million were made in the first quarter of 2011, of which, $20 million increased TELUS interest in Transactel from 29.99% to 51% and $30 million was used to acquire TELUS-branded wireless dealerships.

Capital expenditures	Quarters ended March 31
($ millions, except capital intensity)	2011	2010	Change
Wireless segment	76	59	28.8%
Wireline segment	333	252	32.1%
Total capital expenditures	409	311	31.5%
Adjusted EBITDA less capital expenditures (1)	561	632	(11.2)%
Capital intensity (2) (%)	16	13	3	pts.

(1)             See Section 11.1 for the calculation.

(2)             Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures increased by $98 million in the first quarter of 2011 when compared to the same period in 2010. Capital intensity in the first quarter of 2011 was higher than in the same period in 2010 in part due to the year-ago period reflecting a temporary reduction in activity following significant investments in broadband networks in 2009 including the HSPA+ network substantially completed and launched in November 2009. In respect of the Company’s 2011 targets (see Section 9), capital expenditures are expected to be approximately $1.7 billion for the full year or an intensity level of approximately 17% of revenues, similar to 2010. Adjusted EBITDA less capital expenditures decreased by $71 million year over year in the first quarter of 2011, mainly due to the higher capital intensity level in the first quarter of 2011.

•                  Wireless segment capital expenditures increased year over year by $17 million in the first quarter of 2011 for expansion of network capacity and coverage, including rolling out DC-HSPA+ technology. In April 2011, the Company announced that it expects to begin the urban build of 4G+ LTE technology in the second half of 2011 and launch services on this network in 2012 (see Section 2 — Building national capabilities). Expenditures on LTE technology are consistent with the Company’s consolidated capital expenditure target for 2011 (see Section 9).

Wireless capital intensity was 6% in the first quarter of 2011, as compared to 5% in the same period in 2010. Wireless cash flow (EBITDA less capital expenditures) was $475 million in the first quarter of 2011, up $39 million or 9% from the same period in 2010.

•                  Wireline segment capital expenditures increased year over year by $81 million in the first quarter of 2011, due mainly to initiatives to increase the capacity and coverage of wireline broadband networks, including continuation of the VDSL2 overlay and investment in gigabit passive optical network (GPON) technology, as well as investments in Optik TV and Optik High Speed Internet service capabilities (see Section 2 — Building national capabilities). Expenditures for network sustainment, access growth and efficiency initiatives have also increased.

Wireline capital intensity was 26% in the first quarter of 2011, as compared to 20% in the same period in 2010. Wireline cash flow (adjusted EBITDA less capital expenditures) was $86 million in the first quarter of 2011, down $110 million or 56% from the same period in 2010.

7.3 Cash provided (used) by financing activities

Cash provided by financing activities was $68 million in the first quarter of 2011, as compared to cash used by financing activities of $202 million in the first quarter of 2010, for a net change of $270 million.

•                  Cash proceeds received from Non-Voting Shares issued for the exercise of options were $17 million in the first quarter of 2011.

•                  Cash dividends paid to holders of Common Shares and Non-Voting were $115 million and $129 million, respectively, in the first quarters of 2011 and 2010, or a year-over-year decrease of $14 million. The amounts in both years are dividends declared net of amounts reinvested in TELUS Non-Voting Shares at a 3% discount under the Company’s dividend reinvestment and share purchase (DRISP) plan. Because the DRISP participation rate was approximately 32% in January 2011, as compared to 14% in January 2010, the net dividend paid decreased despite a higher dividend rate and slightly higher shares outstanding in 2011.

Effective March 1, 2011, the Company switched to purchasing shares on the open market with no discount for reinvested dividends under the DRISP, and will no longer issues shares from treasury at a 3% discount. For any dividends declared after March 1, this change will result in an increased cash outflow. The DRISP participation rate for the dividend paid April 1, 2011, was less than 4%.

•                  Short-term borrowings, bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials.

At March 31, 2011, issued commercial paper was $254 million, or an increase of $150 million from December 31, 2010. In comparison, during the first quarter of 2010, issued commercial paper increased by $28 million to $495 million. No amounts were drawn against the 2012 credit facility at March 31, 2011, or throughout 2010. See Section 7.5 Credit facilities.

Short-term borrowings are comprised primarily of amounts advanced to the Company from an arm’s length securitization trust pursuant to transfer of receivables securitization transactions (see Section 7.6 Accounts receivable sale). Securitized accounts receivables were $400 million at March 31, 2011, unchanged from December 31, 2010, while bank loans and overdrafts increased to $22 million in the first quarter of 2011. In first quarter of 2010, securitized receivables were reduced by $100 million to $400 million.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures

	IFRS-IASB (Transition date January 1, 2010)					As originally reported (3)
As at, or 12-month periods ended	March 31, 2011	Dec. 31, 2010	Change		March 31, 2010	March 31, 2010
Components of debt and coverage ratios (1) ($ millions)
Net debt	7,034	6,869	165		7,235	7,235
Total capitalization — book value	15,318	14,863	455		14,787	15,021
EBITDA — excluding restructuring costs	3,771	3,730	41		—	3,693
Net interest cost	511	522	(11)		—	549
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	91	93	(0.2	)pts.	88	88
Average term to maturity of debt (years)	5.4	5.7	(0.3)		4.8	4.8
Net debt to total capitalization (%) (1)	45.9	46.2	(0.3	)pts.	48.9	48.2
Net debt to EBITDA — excluding restructuring costs (1)	1.9	1.8	0.1		—	2.0
Coverage ratios (times) (1)
Earnings coverage	3.8	3.6	0.2		—	3.1
EBITDA — excluding restructuring costs interest coverage	7.4	7.1	0.3		—	6.7
Other 12-month trailing measures
Free cash flow ($ millions) (2)	861	946	(85)		—	621
Dividend payout ratio of adjusted net earnings (%) (1)	62	64	(2	)pts.	—	67
Dividend payout ratio (%) (1)	61	64	(3	)pts.	—	64

(1)   See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)   See Section 11.2 Free cash flow for the definition.

(3)   Figures for 12-month period ended March 31, 2010, are as reported under previous Canadian GAAP.

Net debt as at March 31, 2011, increased by $165 million since the beginning of the year, mainly due to a $150 million increase in issued commercial paper to help fund the previously announced discretionary $200 million contribution to defined benefit pension plans in January 2011, as well as acquisitions in the first quarter of 2011. As a result, Net debt to EBITDA — excluding restructuring costs increased to 1.9 times. Total capitalization at March 31, 2011, increased since the beginning of the year due to the increase in Net debt and retained earnings.

The proportion of debt on a fixed-rate basis was 91% at March 31, 2011, down slightly since the beginning of the year due to the increase in commercial paper issued. The average term to maturity of debt was 5.4 years at March 31, 2011, down from 5.7 years at the beginning of the year due to the increase in commercial paper and the lapse of time.

The earnings coverage ratio was 3.8 times for the 12-month period ended March 31, 2011, up from 3.6 times at December 31, 2010. Lower gross interest expenses reduced the ratio by 0.1, and increased income before income taxes and interest reduced the ratio by 0.1. The EBITDA — excluding restructuring costs interest coverage ratio was 7.4 times for the 12-month period ended March 31, 2011, up from 7.1 times at December 31, 2010. The first quarter 2011 Transactel gain increased the ratio by 0.1, while other changes in EBITDA before restructuring costs increased the ratio by 0.1 and lower net interest expenses increased the ratio by 0.1.

Free cash flow (FCF) for the 12-month period ended March 31, 2011, was $861 million, or down $85 million from fiscal year 2010, mainly due to a $200 million discretionary contribution to defined benefit pension plans in January 2011 and increased capital expenditures, partly offset by lower income tax payments.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•                  Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at March 31, 2011 was 1.9 times, up from 1.8 times at December 31, 2010, mainly due to an increase in commercial paper to help fund the $200 million discretionary contribution to defined benefit pension plans in January 2011 and acquisitions in the first quarter of 2011. The ratio was also 1.9 times when adjusted to exclude the Transactel gain from the denominator.

•                  Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The payout ratio is seen as appropriate to the Company’s current expectations for earnings, cash flow and capital expenditure investments.

7.5 Credit facilities

At March 31, 2011, TELUS had available liquidity of $1.67 billion from unutilized credit facilities as well as $100 million availability under the Company’s accounts receivable securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at March 31, 2011

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(117)	(254)	1,629
Other bank facilities	—	68	(22)	(3)	—	43
Total	—	2,068	(22)	(120)	(254)	1,672

(1)             Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.9 to 1 at March 31, 2011) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 7.4 to 1 at March 31, 2011) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. This revolving securitization agreement’s current term ends on May 6, 2012. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of May 5, 2011.

7.7 Credit ratings

There were no changes to the Company’s investment grade credit ratings as at May 5, 2011.

7.8 Financial instruments, commitments and contingent liabilities

The Company’s financial instruments and commitments and contingent liabilities were described in Section 7.8 of TELUS’ 2010 MD&A. Certain updates follow.

Financial instruments

Credit risk

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at March 31, 2011, the weighted average life of customer accounts receivable was 28 days (unchanged from December 31, 2010) and the weighted average life of past-due customer accounts receivable was 61 days (59 days at December 31, 2010).

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by sales of trade receivables to an arm’s-length securitization trust, by maintaining a commercial paper program, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at March 31, 2011, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Market risk

Net income and other comprehensive income for the three-month periods ended March 31, 2011 and 2010, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk, and other price risk arising from share-based compensation is shown in Note 4(g) of the Condensed interim consolidated financial statements.

Commitments and contingent liabilities

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items disclosed in Note 21(c) of the Condensed interim consolidated financial statements.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at March 31, 2011. The number of outstanding and issuable shares at April 30, 2011, was not materially different.

Outstanding shares As at March 31, 2011 (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares	175	149	324	(1)
Options outstanding and issuable (2)	—	29	29
Outstanding and issuable shares	175	178	353

(1)             For the purposes of calculating diluted earnings per share, the average number of shares was 326 million for the three-month period ended March 31, 2011.

(2)             Assuming full conversion and ignoring exercise prices.

7.10 Related party transactions

Investments in significant controlled entities

At March 31, 2011, TELUS Corporation ultimately controls 100% of the equity of TELUS Communications Inc., which in turn ultimately controls 100% of the equity of TELUS Communications Company and TELE-MOBILE COMPANY, unchanged from December 31 and January 1, 2010.

Transactions with key management personnel

Key management personnel have authority and responsibility for planning, directing and controlling the activities of the Company, and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team. Total compensation expense amounts paid to key management personnel for the three-month periods ended March 31, 2011 and 2010, were $7 million and $6 million, respectively. See Note 22(b) of the Condensed interim consolidated financial statements for additional detail.

Transactions with defined benefit pension plans

The Company provided management and administrative services to its defined benefit pension plans. The charges for these services were on a cost recovery basis and were immaterial to the Company. The Company also made employer contributions to defined benefit plans as discussed in Section 7.1.

8.              Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

Critical accounting estimates are described in Section 8.1 of TELUS’ 2010 MD&A. The preparation of Consolidated financial statements requires management to make estimates. Management’s estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board (CASB) ratified a strategic plan that results in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), over a transitional period to be complete by 2011. TELUS changed over to IFRS-IASB on January 1, 2011. There can be no guarantee that the IASB will not make further pronouncements before the Consolidated financial statements as at December 31, 2011, are prepared. Consequently, there can be no guarantee that the standards used to prepare information in this section will not differ from those used to prepare the Consolidated financial statements for the year ended December 31, 2011.

The Company has updated descriptions of its accounting policies for the changeover to IFRS, as applicable, in Note 2 of the Condensed interim consolidated financial statements. Management discussed its IFRS accounting policy choices and elections in Section 8.2 of TELUS’ annual 2010 MD&A, which also quantified transition effects by accounting topic for the Consolidated statement of income and other comprehensive income for the year ended December 31, 2010, and for the Consolidated statements of financial position as at January 1 and December 31, 2010. The reader may also refer to Note 24, Explanation of transition to IFRS-IASB, in the Condensed interim consolidated financial statements dated March 31, 2011.

Summary of effects on the Consolidated statements of financial position, as at December 31, 2010

The following table summarizes the IFRS transition impacts on the Company’s Consolidated statements of financial position subtotals and totals, as at December 31, 2010. See Note 24(d) of the Condensed interim consolidated financial statements for additional detail.

Consolidated statement of financial position, subtotals and totals - As at December 31, 2010

	Recognition, measurement, presentation and disclosure effects (increase (decrease))
	Topics
($ millions)	As previously reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing – sales and leaseback transactions	Asset retirement obligations	Provisions	Income taxes	Classification of long-term credit facilities	As adjusted
ASSETS
Current assets	1,390	—	—	401	—	—	—	6	—	1,797
Non-current assets	18,209	(1,504)	1,104	—	—	23	—	(5)	—	17,827
	19,599	(1,504)	1,104	401	—	23	—	1	—	19,624
LIABILITIES
Current liabilities	3,949	—	—	400	(7)	—	—	(348)	104	4,098
Non-current liabilities	7,449	(242)	280	—	(14)	31	—	345	(104)	7,745
	11,398	(242)	280	400	(21)	31	—	(3)	—	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity	8,179	(1,262)	824	1	21	(8)	—	4	—	7,759
Non-controlling interests	22	—	—	—	—	—	—	—	—	22
	8,201	(1,262)	824	1	21	(8)	—	4	—	7,781
	19,599	(1,504)	1,104	401	—	23	—	1	—	19,624

The previous table updates disclosure in TELUS’ 2010 MD&A for a reclassification of long-term credit facilities to current maturities of long-term debt. Previously, Canadian GAAP provided that when a debtor used short-term obligations drawn on a long-term credit facility and were rolled over (e.g. commercial paper), such obligations were permitted to be classified as a non-current debt if the underlying long-term credit facility was classified as non-current. IFRS-IASB requires that such short-term obligations drawn on a long-term credit facility be classified as a current debt. The reclassification does not change the Company’s liquidity and capital resource measures.

Summary of effects on the Condensed interim consolidated statement of cash flows, as at March 31, 2010

The Company’s Condensed interim consolidated statement of cash flows was not materially impacted by the transition to IFRS-IASB. Because IFRS does not derecognize the accounts receivables sold to an arm’s-length securitization trust, and considers the sale proceeds to be short term borrowings, changes in securitized accounts receivable are presented as changes in short-term borrowings within Cash provided (used) by financing activities, rather than as a component of Net change in non-cash working within Cash provided by operating activities under Canadian GAAP.

Summary of effects on the first quarter 2010 Consolidated statement of income and other comprehensive income

The following table illustrates by topic how the transition to IFRS impacted key line items on the Consolidated statement of income and other comprehensive income for the three month period ended March 31, 2010. See Note 24(c) of the Condensed interim consolidated financial statements for additional detail.

Consolidated statement of income and other comprehensive income — Three-month period ended March 31, 2010

		Effects on key line items (Increase (decrease))
		Presentation effects			Recognition, measurement, presentation and disclosure effects
($ millions except per share amounts)	As previously reported	Revenue (1)	Government assistance (2)	Analysis of expenses (3)	Employee benefits – defined benefits plans	Impairment of assets (impairment reversal)	Accounts receivable securitization	Leasing (sales and leaseback transactions)	Asset retirement obligations	As adjusted
OPERATING REVENUES	2,375	(2,375)	—	—	—	—	—	—	—	—
Services	—	2,238	(10)	—	—	—	—	—	—	2,228
Equipment	—	137	—	—	—	—	—	—	—	137
	2,375	—	(10)	—	—	—	—	—	—	2,365
Other operating income	—	—	12	—	—	—	—	—	—	12
	2,375	—	2	—	—	—	—	—	—	2,377
OPERATING EXPENSES
Operations	1,429	—	—	(1,429)	—	—	—	—	—	—
Restructuring costs	6	—	—	(6)	—	—	—	—	—	—
Goods and services purchased	—	—	—	967	—	—	—	2	(1)	968
Employee benefits expense	—	—	2	474	(10)	—	—	—	—	466
Depreciation	345	—	—	—	—	1	—	—	—	346
Amortization of intangible assets	108	—	—	—	—	—	—	—	—	108
	1,888	—	2	6	(10)	1	—	2	(1)	1,888
OPERATING INCOME	487	—	—	(6)	10	(1)	—	(2)	1	489
Other expense, net	8	—	—	(6)	—	—	(2)	—	—	—
Financing costs	112	—	—	—	—	—	2	—	1	115
INCOME BEFORE INCOME TAXES	367	—	—	—	10	(1)	—	(2)	—	374
Income taxes	99	—	—	—	2	—	—	—	—	101
NET INCOME	268	—	—	—	8	(1)	—	(2)	—	273
Other comprehensive income (4)	16	—	—	—	(6)	—	—	—	—	10
TOTAL COMPREHENSIVE INCOME	284	—	—	—	2	(1)	—	(2)	—	283
NET INCOME ATTRIBUTABLE TO COMMON SHARES AND NON-VOTING SHARES	267	—	—	—	8	(1)	—	(2)	—	272
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE - Basic	0.84	—	—	—	0.01	—	—	—	—	0.85
- Diluted	0.84	—	—	—	0.01	—	—	—	—	0.85

(1) IFRS requires the disclosure of specific categories of revenue. Previous Canadian GAAP did not provide the same specificity of revenue categorization. In addition, minor gains on sale of investments, offset by equity losses in non-affiliates, are reclassified to Other operating income from Other expense, net.

(2) IFRS requires government assistance amounts to be categorized as other operating income. Previous Canadian GAAP did not define government assistance to include receipts such as the high-cost serving area portable subsidy. As well, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery.

(3) IFRS requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach. Previous Canadian GAAP did not provide the same level of specificity of expense analysis. One effect is the reclassification of charitable and political donations from Other expense, net, to Goods and services purchased.

(4) IFRS impact reflects actuarial gains and losses for employee defined benefits plans charged to Other comprehensive income, as an item that subsequently will never be reclassified to Net income.

9.              Annual guidance for 2011

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management has confirmed its original targets announced in December 2010.

Annual guidance

Confirmed 2011 original targets and expected change from 2010 results

Consolidated

Revenues	$9.925 to $10.225 billion 1 to 4%

EBITDA (1)	$3.675 to $3.875 billion 1 to 6%

EPS — basic	$3.50 to $3.90 7 to 19%

Capital expenditures	Approx. $1.7 billion

Wireless segment

Revenue (external)	$5.2 to $5.35 billion 4 to 7%

EBITDA	$2.15 to $2.25 billion 6 to 11%

Wireline segment

Revenue (external)	$4.725 to $4.875 billion (1) to 2%

EBITDA	$1.525 to $1.625 billion (6) to 0%

(1)             See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

The following key assumptions were made at the time the 2011 targets were announced in December 2010. Assumptions for the defined benefit pension plan expense and contributions were updated in the annual 2010 MD&A.

Assumptions for 2011 original targets	Result to date or expectation for full year
Ongoing intense wireline and wireless competition in both business and consumer markets

Confirmed by: (i) Shaw Communications introducing new generation of PVRs, more channel customization choices and continued large initial discounts to new subscribers; (ii) wireless entrants emphasizing subscriber growth and using forms of unlimited and flat-rate voice, text, and data plans, as well as the loss of a federal wireless contract to a competitor, which contributed to higher churn in the first quarter of 2011; and (iii) continued losses of small and medium business NALs. However, Shaw announced in April that it is further delaying its B.C. and Alberta wireless network build and service launch. Mobilicity delayed its expected first quarter wireless service launch in Calgary.

Continued downward re-pricing of legacy services	Wireline voice local revenues declined by 9.8% year over year and wireline long distance revenue declined 6.8% year over year.

Wireless industry penetration of the Canadian population to increase between 4.5 and five percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

Expectation unchanged.
TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth	Network revenues increased by 10.5% in the first quarter of 2011, resulting from a 35% year-over-year increase in data ARPU, which more than offset a 5.8% year-over-year decline in voice ARPU.
Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Wireless COA per gross subscriber addition was $348 in the first quarter of 2011, or a year-over-year increase of 8.1%. Retention spending as a percentage of growing network revenue was 12.2% in 2011, up from 11.3% in 2010.

Assumptions for 2011 original targets	Result to date or expectation for full year
Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in NAL-related revenues

See Section 2 - Building national capabilities for expansion and upgrade activities in 2011. Combined, subscriptions to TELUS TV and high-speed Internet subscriptions increased by 60,000 during the first quarter of 2011, exceeding the 31,000 decrease in total NALS for the same period. In the first quarter of 2011, total wireline data revenues increased by $61 million year over year, including growth from Optik services, which more than offset the $51 million decline in legacy wireline voice local, long-distance and other revenues.

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return was estimated at 7.25% was subsequently set at 7%, (25 basis points lower than 2010)

•                  Defined benefit pension plans net recovery was set at $34 million

Currently, no change is expected. Defined benefit pension plan expenses (recoveries) are set at the beginning of the year. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined benefit pension plans contributions, including a $200 million discretionary contribution, were estimated to be $298 million in 2011, up from $137 million in 2010

Contributions to defined benefit plans were $235 million in the first quarter of 2011, including the $200 million discretionary contribution made in January 2011. Management’s best estimate of contributions in 2011 is unchanged.

Efficiency initiatives expected to result in approximately $50 million in restructuring costs in 2011 ($74 million in 2010).

Incremental EBITDA savings for 2011, initially estimated at approximately $75 million, subsequently revised to approximately $50 million (incremental savings of $134 million in 2010)

Restructuring costs were $4 million in the first quarter of 2011 and incremental EBITDA savings were $15 million in the first quarter of 2011. No change to full-year expectations for restructuring costs and incremental EBITDA savings.

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

No change to full-year expectation. Financing costs decreased by $11 million year over year in the first quarter of 2011. The full-year decrease expected for 2011 includes the September 2010, $52 million loss on early partial redemption of long-term debt, and is based on lower expected average debt and a lower effective interest rate.

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)	No change (see related risk discussion in Section 10.6). In the first quarter of 2011, the blended statutory income tax rate was 27.2%, while the effective tax rate was 25.1%.
Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

No change, but expectation is currently for the top half of the range. In the first quarter of 2011, cash income taxes paid net of refunds received was $66 million, comprised of final payments for the 2010 tax year and instalments for 2011.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A. The following are updates to the risk and risk management discussion in Section 10 of TELUS’ annual 2010 MD&A.

10.1 Competition

Increasing vertical integration by competitors into broadcast content ownership

While TELUS is not currently seeking to be a broadcast content owner, several competitors have acquired broadcast content assets. This includes Shaw Communications’ 2010 acquisition of Canwest Global and BCE’s 2011 acquisition of the programming services of CTVglobemedia, while Rogers Communications and Quebecor previously owned content assets. There is a risk that increased vertical integration could result in content being withheld from TELUS, or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on an economically attractive basis and it is not clear that any positive synergies of ownership for carriers outweigh negative synergies of limiting audiences through exclusive arrangements and impacts on other supplier relationships. This inherent conflict may limit preferential self-dealing by vertically integrated competitors; however, TELUS believes that regulatory safeguards are necessary. The CRTC has initiated a 2011 proceeding to consider the issues related to vertical integration. (See Section 10.3 Regulatory.)

10.2 Technology

See Section 10.2 in TELUS’ annual 2010 MD&A for discussion of technology risk factors and risk mitigation. The Company has announced a planned urban rollout of a 4G+ LTE wireless network, as described in Section 2 — Building national capabilities. Rollout of LTE in rural areas is dependent on future Industry Canada wireless spectrum auction rules and timing of such auctions — see Section 10.3 - Future availability and cost of wireless spectrum.

10.3 Regulatory matters

Incumbent local exchange carriers’ obligation to serve

The obligation to serve and the basic service objective are regulatory measures imposed on incumbent ILECs, in both regulated exchanges and forborne exchanges, to meet certain policy objectives within the telecommunications market. On May 3, 2011, the CRTC released Telecom Regulatory Policy 2011-291 Obligation to serve and other matters. The decision set aspirational targets for broadband coverage and speed by 2015, while relying on market forces to achieve the objectives. It also made numerous changes to the high cost serving area contribution regime and allowed rate increases within certain parameters. TELUS expects that this policy decision will not have a material impact on its 2011 results.

The decision included the following elements:

•                  Regarding broadband service and a national broadband target, the CRTC established an aspirational target of 100% access to Internet services that provide minimum download speeds of 5 Mbps and minimum upload speeds of 1 Mbps by the end of 2015. The CRTC will monitor progress against this objective and revisit it in 2015. In addition, broadband is not part of a basic service objective because market forces are driving expansion of Internet services.

•                  Regarding obligation to serve and basic service objective in forborne exchanges, the basic standalone primary exchange service (PES) rates, frozen since 2006, are no longer frozen and can rise by one-third of the difference between the May 3, 2011, rate and $30, each year for the next three years and by the rate of inflation thereafter. The CRTC also determined that mobile wireless voice services are substitutes for wireline voice services in forborne exchanges and can be used to meet the obligation to provide standalone PES. There will be no contribution paid in forborne exchanges.

•                  Regarding obligation to serve and basic service objective in regulated (non-forborne) exchanges, in order to reduce and eliminate subsidies in high cost areas over the next three years, ILECs may raise rates in thirds of the difference between the rate on May 3, 2011, and $30, or whenever the subsidy is eliminated (whichever is lower), and by the rate of inflation thereafter.

Broadcasting distribution undertakings — vertical integration

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by Bell of the programming services of CTVglobemedia (a transaction approved by the CRTC in March 2011). Given the potential for anti-competitive behaviour in this new vertically integrated broadcasting market environment, the CRTC has launched a policy hearing to consider what safeguards might be necessary to ensure healthy competition in the broadcasting sector. The policy hearing on vertical integration is expected to be held in June 2011. Notably, on January 27, 2011, in Broadcasting Decision 2011-48, the CRTC released its determination regarding TELUS’ complaint against Videotron for undue preference conferred to its own VOD service by making its VOD service the exclusive provider of the most popular programming of its sister company TVA. The CRTC found that Videotron had in fact given itself undue preference and subjected TELUS to a disadvantage. The CRTC ordered that TVA programs distributed on VOD be provided without delay to TELUS. This decision is expected to be positive for TELUS particularly for the provision of Optik TV in Eastern Quebec; however, TELUS has not been able to reach an acceptable agreement with Videotron and has filed for a show cause hearing to request the CRTC enforce its decision. Also notably, in approving BCE’s acquisition of CTVglobemedia, the CRTC issued a moratorium on exclusive content arrangements by vertically integrated broadcasting distributors with respect to the content obtained from their affiliated content properties. It stated that this moratorium would be applicable to all distribution platforms and to all distributors pending the outcome of the vertical integration proceeding.

Absent additional safeguards, there is a potential risk that vertically integrated competitors could unfairly raise their programming costs to TELUS and/or attempt to withhold content on “new media” platforms (Internet and mobile platforms) or otherwise disadvantage TELUS in attracting and retaining wireless or Optik TV customers.

On March 22, 2010, the CRTC introduced a new framework to allow over-the-air television broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value for the distribution of their local over-the-air television signals. As there was uncertainty whether the CRTC had the authority to implement such a signal compensation regime, the CRTC referred the matter to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. On February 28, 2011, the Federal Court of Appeal ruled that the CRTC does have the authority to implement a signal compensation regime. However, this signal compensation policy may be reconsidered as part of upcoming proceedings where issues surrounding vertical integration will be discussed. TELUS along with other distributors, including Cogeco, Shaw and Rogers are seeking leave to appeal to the Supreme Court of Canada, the decision of the Federal Court of Appeal. In the event that the value for signal regime proposed by the CRTC is actually implemented, it could lead to an increase in cost of offering of Optik TV that TELUS may not be entirely able to recover through price increases due to competition in the broadcasting distribution market from vertically integrated broadcasting conglomerates.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands most likely in 2012 or 2013. TELUS expects auction rules to be announced by late 2011. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. Auction rules may, for example, favour non-incumbents. As the rules for future auctions are unknown, the ability for TELUS to bid on additional spectrum, the capital outlay required to bid successfully and how much spectrum that would ultimately be secured in each region are all uncertain. As described in Section 2 — Building national capabilities, TELUS expects to begin urban construction of a wireless 4G+ LTE network later in 2011 with expected service launch in 2012 using the Company’s AWS spectrum acquired in 2008. TELUS’ plans to expand availability of 4G+ LTE wireless service to rural markets are dependent on an equitable opportunity for TELUS to bid on and acquire 700 MHz spectrum in the planned 2012 auction. Spectrum in the 700 MHz range has superior propagation capabilities that make it effective and efficient in covering Canada’s expansive rural geography. In addition, these same capabilities improve the quality of in-building coverage in urban areas.

Currently, spectrum at 2.5 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is expected to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a clawback of a portion of the band for auction when mobile service is implemented within the band, and stated that it intends to auction unassigned portions of the multipoint distribution service portion of the band.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5 GHz through their Inukshuk partnership, and have deployed a fixed wireless solution for portable DSL service in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

PCS and cellular spectrum licence renewals

On March 14, 2011, Industry Canada released its decision concerning the renewal process for personal communication spectrum (PCS) licences and cellular spectrum licences. This decision confirmed that where all conditions of licence for the current PCS/cellular licences have been met, licensees will be eligible to be issued a new licence for a 20-year term, up from 10 years previously. The decision also determined that annual fees for these licences, including those spectrum licences from the 2001 PCS spectrum auction, will be frozen, in 2011, at current rates. However, these rates could increase in future years. Annual renewal fees for PCS spectrum obtained in the 2001 spectrum auction apply to TELUS beginning in 2013. Annual renewal fees that are payable by TELUS in 2011 continue to be for licences that have not been obtained via spectrum auction.

TELUS’ PCS and cellular licences include various terms and conditions, such as:

•                  Meeting Canadian ownership requirements

•                  Meeting obligations regarding coverage and build-out

•                  Spending at least 2% of certain PCS and cellular revenues on research and development

•                  Annual reporting

•                  Resale to competitors.

While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. Subsequently, the federal government Throne Speech on March 3, 2010 and the federal budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

1.               Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49%

2.               Lift restrictions on telecommunications common carriers with a 10% market share or less, by revenue

3.               Remove foreign ownership restrictions completely.

In the context of the Industry Canada consultation, TELUS advanced a fourth option: Should the government opt to lift foreign ownership restrictions, they should be symmetrically lifted for all telecommunications carriers and broadcasting distribution undertakings, and should be retained for broadcasters (i.e. content providers). Under the TELUS proposal, a vertically integrated company operating both carriage and content businesses could not be foreign-owned. A vertically integrated company choosing to sell its carriage business to a foreign buyer must ensure that the content business remains under separate Canadian ownership and control.

On November 22, 2010, the Minister of Industry announced the government’s intent to address the matter later in 2011 in the context of rule setting for upcoming spectrum auctions expected in 2012. A consultation on rule setting for the 700 MHz spectrum auction was launched on November 30, 2010, with comments accepted until February 28, 2011, and reply comments accepted until April 6, 2011.

In the interim, there remains some uncertainty regarding the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009, decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based

Orascom Telecom. Orascom was acquired in April 2011 by Amsterdam-based VimpleCom Ltd., the sixth-largest wireless operator in the world. Notwithstanding the Governor in Council’s claim that its decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court of Appeal seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile Inc.’s application for a judicial review was opposed by the Federal Government and by Globalive. The Federal Court of Appeal decision was released on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678. The federal government and Globalive intend to appeal the Federal Court of Appeal ruling.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS, or that the current uncertainty will not be beneficial to foreign-owned firms currently operating in Canada.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies, to the greatest extent possible, on market forces rather than regulatory intervention, while in the case of the distribution of broadcasting content, it supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

Collective bargaining

The collective agreement with the Telecommunications Workers Union (TWU) expired on November 19, 2010, and applies to approximately 11,200 employees active with TELUS at March 31, 2011, across Canada in TELUS’ wireline and wireless business segments. Collective bargaining began in July 2010 and in April 2011, TELUS and the TWU agreed to the terms of a tentative collective agreement that is to be presented to the TWU membership for a ratification vote, with a recommendation of acceptance by the TWU. Members will have an opportunity to vote at face-to-face meetings across Canada, expected to take place beginning May 10, 2011, and ending in early June. The terms of the current collective agreement continue to apply until a new agreement goes into effect.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement and ratification.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.5 Process risks

Systems and processes

TELUS operates numerous complex systems and has a number of system and process change initiatives underway. There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2011 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized. There is also risk that implementation of new products and services could be restricted by reliance on existing legacy systems and limits to the change initiatives the Company can implement at one time.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition,

TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

10.6 Tax matters

The following is an update to Section 10.7 in TELUS annual 2010 MD&A.

The ability to defer income taxes through use of different income tax year-ends of operating partnerships could be eliminated, if the federal government re-introduces a budget proposal on this matter.

Harmonized sales tax (HST) was introduced in the province of British Columbia on July 1, 2010, replacing the former provincial sales tax (PST) and federal goods and services tax (GST). Pursuant to the GST and HST regimes, TELUS (along with the majority of other companies) is entitled to claim input tax credits of the applicable GST and HST paid on business inputs. However, a referendum is scheduled for June 2011 in British Columbia to consider whether the HST should be eliminated and the former PST and GST regimes re-implemented. Should the previous PST regime be re-implemented, it would result in increased annual costs to TELUS due to the unrecoverable nature of the PST paid on business inputs.

11.       Definitions and reconciliations

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is not a calculation based on IFRS. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes.

As in the first quarter of 2011, an adjusted EBITDA may also be calculated periodically to exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

EBITDA reconciliation

	Quarters ended March 31
($ millions)	2011	2010
Net income	328	273
Financing costs	104	115
Income taxes	110	101
Depreciation	332	346
Amortization of intangible assets	112	108
Impairment losses (reversals) for capital assets	—	—
EBITDA (Standardized EBITDA in CICA guideline)	986	943
Deduct February 1, 2011, Transactel gain	(16)	—
Adjusted EBITDA	970	943

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Quarters ended March 31
($ millions)	2011	2010
EBITDA	986	943
Capital expenditures	(409)	(311)
EBITDA less capital expenditures	577	630
Deduct February 1, 2011, Transactel gain	(16)	—
Adjusted EBITDA less capital expenditures	561	630

11.2 Free cash flow

Free cash flow is not a calculation based on IFRS and should not be considered an alternative to the consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Free cash flow calculation	Quarters ended March 31
($ millions)	2011	2010
EBITDA (see Section 11.1)	986	943
Deduct February 1, 2011, Transactel gain	(16)	—
Restructuring costs net of cash payments	(23)	(49)
Items from the consolidated statements of cash flows
Share-based compensation	(5)	1
Net employee defined benefit plans expense	(9)	(3)
Employer contributions to employee defined benefit plans	(235)	(45)
Interest paid	(61)	(38)
Interest received	—	—
Income taxes received (paid), net	(66)	(251)
Capital expenditures	(409)	(311)
Free cash flow (management’s definition)	162	247

CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation	Quarters ended March 31
($ millions)	2011	2010
Cash provided by operating activities	393	514
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(409)	(311)
Proceeds from disposition of capital assets	—	—
Standardized free cash flow (CICA guideline)	(16)	206
Deduct proceeds from disposition of capital assets	—	—
Additional adjustments to reconcile to cash provided by operating activities	178	44
Free cash flow (management’s definition)	162	247

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definition and calculation of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the Condensed interim consolidated financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of long-term debt, ongoing impacts of a net-cash settlement feature introduced in 2007, and items adjusted for in EBITDA.

Calculation of Dividend payout ratios

As at, or four quarters ended ($)	March 31, 2011	Dec. 31, 2010	March 31, 2010 (1)
Dividend payout ratio
Numerator — Annualized dividend declared per Common Share and Non-Voting Share	2.10	2.10	1.90
Denominator - Earnings per Common Share and Non-Voting Share (1)	3.43	3.27	2.98
Ratio (%)	61	64	64
Dividend payout ratio of adjusted net earnings
Numerator — Annualized dividend declared per Common Share and Non-Voting Share	2.10	2.10	1.90
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,103	1,048	944
Deduct favourable income tax-related adjustments	(29)	(30)	(104)
Add back loss on redemption of debt	37	37	69
Deduct February 1, 2011, after-tax Transactel gain	(12)	—	—
Net-cash settlement feature	(11)	(7)	(2)
	1,088	1,048	907
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.39	3.27	2.85
Adjusted ratio (%)	62	64	67

(1)   Calculated under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument (NI) 41-101 and related instruments, and is calculated on a 12-month trailing basis. After changeover to IFRS the calculation prescribes the use of total gross interest expense. Under previous Canadian GAAP, the calculation prescribes the use of gross interest expense on long-term debt.

Calculation of Earnings coverage

12-month periods ended ($ millions, except ratio)	March 31, 2011	Dec. 31, 2010	March 31, 2010 (1)
Net income attributable to Common Shares and Non-Voting Shares	1,103	1,048
Net income			948
Income taxes	344	335	245
Gross interest expense components
Interest on long-term debt	431	442	473
Interest expense on short-term borrowings and other	30	29	Excluded
Loss on redemption of debt	52	52	99
Interest accretion on asset retirement obligations	4	4	n/a
Numerator	1,964	1,910	1,765
Denominator — Gross interest expense	517	527	572
Ratio (times)	3.8	3.6	3.1

(1)   Calculated under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

EBITDA — excluding restructuring costs is defined as EBITDA (see Section 11.1), adding back restructuring costs of $78 million in for twelve-month period ended March 31, 2011, $80 million for the year ended December 31, 2010, and $168 million for twelve-month period ended March 31, 2010. This measure is used in the calculation of Net debt to EBITDA (excluding restructuring costs) and EBITDA (excluding restructuring costs) interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is calculated on a twelve-month trailing basis and defined as EBITDA excluding restructuring costs, divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities. The ratio reported for March 31, 2010, is as reported under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Net debt is a non-GAAP measure whose nearest IFRS measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

Calculation of Net debt

As at ($ millions)	March 31, 2011	Dec. 31, 2010	March 31, 2010
Long-term debt including current portion	6,187	6,056	6,154
Debt issuance costs netted against long-term debt	27	28	29
Derivative liability	413	404	747
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	8	(2)	(49)
Cash and temporary investments	(23)	(17)	(46)
Short-term borrowings	422	400	400
Net debt	7,034	6,869	7,235

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$741 million debenture, as at March 31 and December 31, 2011 (U.S.$1,348 million at March 31, 2010) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, this measure is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities. The ratio reported for March 31, 2010, is as reported under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of debt are included in net interest cost. Net interest cost for the 12-month period ended March 31, 2011, is equal to Financing costs reported for those periods. Net interest cost reported for the 12-month period ended March 31, 2010, is as reported under previous Canadian GAAP, due to the transition to IFRS effective January 1, 2010.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss.

Calculation of total capitalization

As at ($ millions)	March 31, 2011	Dec. 31, 2010	March 31, 2010
Net debt	7,034	6,869	7,235
Owners’ equity
Common Share and Non-Voting Share equity	8,040	7,759	7,488
Add back Accumulated other comprehensive loss	165	213	43
Non-controlling interests	79	22	21
Total capitalization – book value	15,318	14,863	14,787